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UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D/A	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

PRICE LEGACY CORPORATION

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

74144P 106

(CUSIP Number)

Scott A. Arenare, Esq.
Managing Director and General Counsel
Warburg Pincus LLC
466 Lexington Avenue
New York, New York  10017
(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Steven A. Seidman, Esq.
Willkie Farr & Gallagher
787 Seventh Avenue
New York, NY  10019-6099
(212) 728-8000

September 9, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74144P 106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Warburg, Pincus Equity Partners, L.P. I.R.S. #13-4161869

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 25,485,612 (See Item 5)

	8.	Shared Voting Power 25,485,612 (See Item 5)

	9.	Sole Dispositive Power 25,485,612 (See Item 5)

	10.	Shared Dispositive Power 25,485,612 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,485,612 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 44.4% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No. 74144P 106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Warburg Pincus & Co. I.R.S. #13-6358475

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 25,485,612 (See Item 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 25,485,612 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,485,612 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 44.4% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 74144P 106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Warburg Pincus LLC (formerly E.M. Warburg, Pincus & Co., LLC) I.R.S. #13-3536050

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 25,485,612 (See Item 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 25,485,612 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,485,612 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 44.4% (See Item 5)

14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 2 to Schedule 13D (this “Amendment”) is being filed on behalf of Warburg Pincus & Co., a New York general partnership (“WP”), Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership (“WPEP”), and Warburg Pincus LLC, a New York limited liability company (“WP LLC” and together with WPEP and WP, the “Reporting Entities”) to amend the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 28, 2001 (as amended, the “Original Schedule 13D”).  This Amendment relates to the common stock, par value $.0001 per share (the “Company Common Stock”), of Price Legacy Corporation (formerly Price Enterprises, Inc.), a Maryland corporation (the “Company”).  The holdings of Company Common Stock of WPEP reported in this Amendment include certain shares of Company Common Stock that may be deemed to be beneficially owned by three affiliated partnerships of WPEP, Warburg, Pincus Netherlands Equity Partners I, C.V., a Netherlands limited partnership (“Netherlands I”), Warburg, Pincus Netherlands Equity Partners II, C.V., a Netherlands limited partnership (“Netherlands II”), and Warburg, Pincus Netherlands Equity Partners III, C.V., a Netherlands limited partnership (“Netherlands III” and together with WPEP, Netherlands I and Netherlands II, the “Warburg Pincus Holders”).

Unless otherwise indicated in this Amendment, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Original Schedule 13D.

The Reporting Entities are making this single joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The agreement among the

Reporting Entities to file jointly is attached as Exhibit 1 to the Original Schedule 13D.  Each Reporting Entity disclaims beneficial ownership of all of the shares of Company Common Stock, other than those reported in the Original Schedule 13D, as amended, as being owned by it.

Item 4.	Purpose of Transaction
The second to last paragraph of Item 4 to Schedule 13D is hereby replaced in its entirety by the following:

The Reporting Entities acquired the securities of the Company for investment purposes.  On September 9, 2003, the Warburg Pincus Holders entered into a Purchase Agreement (the “Price Purchase Agreement”) with Price Group, pursuant to which on January 5, 2004 Price Group or its assignees will purchase these securities, which consist of 17,985,612 shares of the Company’s Series B Preferred Stock, 5,000,000 shares of the Company’s Common Stock, and the Warrant, from the Warburg Pincus Holders. The Price Group has informed the Warburg Pincus Holders that it does not intend to be the purchaser of the securities, but rather intends to assign the contractual right to purchase the securities to third parties in a manner that will ensure that the ownership of the securities will be in compliance with the ownership limits in the Restated Articles of Incorporation, which ownership limits are intended to assist the Company in continuing to qualify as a REIT under the Internal Revenue Code.

Item 5.	Interest in Securities of the Issuer
The information in section (a) of Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)           The Reporting Entities beneficially own shares of Company Common Stock by virtue of their ownership of shares of Company Common Stock directly as well as their ownership of the Series B Preferred Stock and the Warrant, which are convertible or exercisable, as applicable, into shares of Company Common Stock.  On September 18, 2001, WPEP acquired 17,985,612 shares of Series B Preferred Stock and the Warrant (collectively, the “Securities”), which in the aggregate represent the beneficial ownership of 20,485,612 shares of Company Common Stock, assuming the full conversion and exercise of the Securities.  On October 11, 2001, WPEP purchased 5,000,000 shares of Company Common Stock at a purchase price of $2.70 per share through an open market purchase for an aggregate purchase price of $13,500,000 (the “Additional Common Stock”).  The Additional Common Stock together with the Securities (assuming the full conversion and exercise of the Securities) comprises a total of 25,485,612 shares of Company Common Stock beneficially owned by the Reporting Entities as of the date hereof.  The 25,485,612 shares of Company Common Stock (assuming the full conversion and exercise of the Securities) represent approximately 44.4% of the outstanding class of Company Common Stock, based on a total of 57,449,368 shares of Company Common Stock outstanding, which is comprised of:  (i) 36,963,756 shares of Company Common Stock outstanding as of August 8, 2003, as represented by the Company in the Quarterly Report on Form 10-Q (the “Current Report”) of the Company, filed with the SEC on August 13, 2003; (ii) the 17,985,612 shares of Company Common Stock issuable upon the conversion of the 17,985,612 shares of Series B Preferred Stock; and (iii) the 2,500,000 shares of Company Common Stock issuable upon the exercise of the Warrant.  The Series B Preferred Stock (assuming full conversion) and the Warrant

(assuming full exercise) represent approximately 31.3% and 4.4%, respectively, of the outstanding class of Company Common Stock, as represented by the Company in the Current Report.  By virtue of WP’s and WP LLC’s respective relationships with WPEP, WP and WP LLC may be deemed, under Rule 13d-3 under the Exchange Act, to beneficially own all of the shares of Company Common Stock which are beneficially owned by WPEP.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information in Item 6 of the Original Schedule 13D is hereby amended by inserting immediately prior to the last paragraph in such Item 6 of the Original Schedule 13D the following:
The Price Purchase Agreement was entered into as of September 9, 2003 and is described herein in Item 4.

Item 7.	Material to Be Filed as Exhibits
1. Price Purchase Agreement, dated September 9, 2003, among the Warburg Pincus Holders and Price Group.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2003	WARBURG, PINCUS EQUITY PARTNERS, L.P.

	By:	Warburg, Pincus & Co.,
General Partner

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: September 9, 2003	WARBURG, PINCUS NETHERLANDS EQUITY PARTNERS I, C.V.

	By:	Warburg, Pincus & Co.,
General Partner

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: September 9, 2003	WARBURG, PINCUS NETHERLANDS
EQUITY PARTNERS II, C.V.

	By:	Warburg, Pincus & Co.,
General Partner

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: September 9, 2003	WARBURG, PINCUS NETHERLANDS
EQUITY PARTNERS III, C.V.

	By:	Warburg, Pincus & Co.,
General Partner

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: September 9, 2003	WARBURG PINCUS & CO.

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: September 9, 2003	WARBURG PINCUS LLC

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director

EXHIBIT INDEX

Exhibit	Description
99.1	Price Purchase Agreement, dated September 9, 2003, among the Warburg Pincus Holders and Price Group.